June 18, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gogo Inc.
Registration Statement on Form S-1 (File No. 333-178727)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 12,650,000 shares of common stock, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on June 20, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 17, 2013 through the date hereof:

Preliminary Prospectus dated June 17, 2013:

7,082 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
UBS SECURITIES LLC

As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Michael Wichser
Name:	Michael Wichser
Title:	Vice President

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Christopher Roberts
Name:	Christopher Roberts
Title:	Managing Director

By: UBS SECURITIES LLC

By:	/s/ Ilana Stringer
Name:	Ilana Stringer
Title:	Director

By:	/s/ Reeny Paraskeva
Name:	Reeny Paraskeva
Title:	Director